SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number:  000-27385

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

REQUIRED INFORMATION

Item 4.    The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1–3 of Form 11–K.

Financial Statements and Exhibits

(a)                      Financial Statements:

Report of Independent Auditors

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2001

Notes to Financial Statements

(b)       Supplemental Schedules:

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

(c)       Signature Page

(d)                     Exhibits

23 - Consent of Ernst & Young LLP

Report of Independent Auditors

Plan Administrator

Interactive Intelligence, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

May 17, 2002

Interactive Intelligence, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000
Investments, at fair value	$3,971,653	$3,323,229
Cash	—	45,516
Contribution receivable	34,881	—
Accrued income	4,664	4,404
Net assets available for benefits	$4,011,198	$3,373,149

See accompanying notes.

Interactive Intelligence, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:
Contributions	$1,660,559
Investment income	39,348
Total additions	1,699,907

Deductions:
Net realized and unrealized depreciation in fair value of investments	925,705
Benefits paid to participants	118,565
Administrative expenses	17,588
Total deductions	1,061,858

Net increase	638,049

Net assets available for benefits at beginning of year	3,373,149
Net assets available for benefits at end of year	$4,011,198

See accompanying notes.

Interactive Intelligence, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the Interactive Intelligence, Inc. 401(k) Savings Plan (“Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Interactive Intelligence, Inc. (“Company”) established the Plan for qualifying employees effective January 1, 1996.  The Plan is administered by the Company (“Plan Administrator”).  The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company.  An employee must have reached age 21 to be eligible for participation in the Plan.  If an employee has met the age requirement, the employee is eligible to participate in the Plan as of his or her first day of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan is a contributory defined contribution plan. Each year participants may contribute up to 20% of pretax annual compensation, as defined, limited to a maximum as established by the Internal Revenue Service. Participants may also contribute amounts representing qualified rollovers from other qualified plans.

Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Plan earnings. The benefit to which a participant is entitled equals the participant’s vested accrued balance.

Investment Options

Participants may direct their employee contributions to any of the investment options selected by the Plan Administrator.   All investment elections are participant directed.

Payment of Benefits

Benefits generally are distributed on the participant’s termination of employment with the Company, normal retirement, disability retirement, or death.  Benefits are payable in a lump-sum distribution unless otherwise elected by the participant.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested balance.  Loans generally range from one to five years.  Loans are secured by the balance of the participant’s account and bear interest at rates commensurate with local prevailing rates.  Principal and interest payments are made through payroll deductions.

Plan Termination

The Company has not expressed any intent to terminate the Plan but has the option to do so at any time subject to the provisions of ERISA.

Administrative Expenses

Expenses related to the Plan may be paid for by either the Plan or the Plan Administrator.

2. Significant Accounting Policies

Investments

All investments are stated at fair value, which equals the quoted market price on the last business day of the plan year.  Participant loans are valued at their outstanding balances, which approximate fair value.  Purchases and sales are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Contributions

Participant contributions are recorded as additions to net assets available for benefits when withheld from the employees’ earnings.  Qualified matching and qualified nonelective employer contributions may be made as determined by the Company.  The Company may also make profit sharing contributions at its discretion.  The Company has made no contributions to the plan through December 31, 2001.

Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”).  However, the Plan Administrator believes that the Plan is qualified and, therefore, that the related trust is exempt from taxation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.  Investments

The Plan’s investments were held in trust by Merrill Lynch for the year ended December 31, 2001.  The Plan’s investments were held in trust by Fifth Third Bank from January 1, 2000 through March 31, 2000 and by Merrill Lynch from April 1, 2000 through December 31, 2000.  During 2001, the Plan’s investments in the various funds (including investments bought, sold, and held during the year) depreciated in fair value as presented in the following table:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Mutual funds	$793,275
Common stock	132,430
$925,705

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2001	2000
Mutual funds:
Van Kampen Aggressive Growth Fund Class A	$730,672	$1,005,904
Fidelity Advisor Growth and Income Fund Class T	234,257	243,800
Alger Balanced Portfolio Class A	308,699	260,265
ML S&P 500 Index Fund Class A	678,275	754,914
Alliance Premier Growth Class A	453,424	411,370
Franklin Small Cap Growth Class A	209,837	—

Money market account:
ML Retirement Reserves Money Fund	240,704	—

Interactive Intelligence, Inc. 401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2001

EIN: 35-1933097

Plan Number: 001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value
Mutual funds:
Alger Balanced Portfolio Class A	16,221.6829	shares	$308,699
Alger Capital Appreciation Return Portfolio Class A	2,103.1834	shares	27,068
Alliance Premier Growth Class A	22,314.1652	shares	453,424
Alliance Premier Growth Class A GM	1,530.3127	shares	31,096
Calvert Social Investment Fund Equity Porfolio Class A	114.3474	shares	3,552
Davis New York Venture Fund Class A	5,976.2581	shares	151,975
Fidelity Advisor Growth and Income Fund Class T	14,517.4439	shares	234,257
Franklin Small Cap Growth Class A	6,732.0266	shares	209,837
ING Pilgrim International Value Fund Class A	6,593.5692	shares	84,793
ING Pilgrim International Value Fund Class A GM	772.3788	shares	9,933
ING Pilgrim Worldwide Growth Class A	9,933.8722	shares	166,094
John Hancock Technology Fund Class A	1,837.1076	shares	9,039
MFS Utilities Fund Class A	1,649.1620	shares	14,381
* ML Bond Fund Inc. Intermediate Term Fund Class D	10,320.5097	shares	116,519
* ML Global Allocation Fund Class D	2,971.7527	shares	38,128
* ML Healthcare Fund Class D	8,146.8132	shares	52,465
* ML Pacific Fund Class D	448.2623	shares	7,568
* ML S&P 500 Index Fund Class A	48,172.9570	shares	678,275
Munder Micro Cap Equity	163.5435	shares	4,233
Munder Netnet Fund Class A	118.1761	shares	2,125
PIMCO Innovation Fund Class A	1,573.3358	shares	35,573
PIMCO Total Return Fund Class A	767.1921	shares	8,025
PIMCO Total Return Fund Class A GM	2,255.0670	shares	23,588
Pioneer Europe Fund Class A	79.0500	shares	1,909
Seligman Communications & Information Class A	504.9156	shares	12,906
Van Kampen Aggressive Growth Fund Class A	54,527.7629	shares	730,672
Van Kampen Emerging Growth Class A	976.8784	shares	41,342
Total mutual funds			3,457,476

Common stock:
* Interactive Intelligence	18,811.7221	shares	131,068

Money market accounts:
* ML Retirement Reserves Money Fund	240,705.2800	shares	240,704

Participant loans	Interest rate range 7% to 10.5%		142,405

			$3,971,653

*      Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

By: Interactive Intelligence, Inc. Administrative Committee
Date: June 25, 2002
/s/ Barbara J. Claassen
Barbara J. Claassen, Member

/s/ John R. Gibbs
John R. Gibbs, Member

/s/ Debra L. Jones
Debra L. Jones, Member

/s/ Keith A. Midkiff
Keith A. Midkiff, Member